Law Offices of Stephanie A. Djinis
                         1749 Old Meadow Road, Suite 310
                             McLean, Virginia 22102


                                 April 26, 2001



Midas U.S. and Overseas Fund Ltd.
11 Hanover Square
New York, NY 10005-3452

     Re:  Midas U.S. and Overseas Fund Ltd. File Nos. 33-6898 and 811-4741

Dear Sir or Madam:

     Midas U.S. and Overseas Fund Ltd. (the "Corporation") is a corporation organized under the laws of the state of Maryland by Articles of Incorporation, as amended, restated and supplemented. You have requested our opinion as to certain matters regarding the issuance of certain Shares of the Corporation. As used in this letter, the term "Shares" means the shares of common stock of the Corporation issued pursuant to Post-Effective Amendment No. 27 to the Corporation's Registration Statement on Form N-1A ("PEA No. 27"). This opinion is valid only during the time that PEA No. 27 is effective and has not been superseded by another post-effective amendment, containing a prospectus applicable to the Corporation, that has become effective.

     We have, as counsel, participated in various corporate and other matters relating to the Corporation. We have examined copies of the Articles of Incorporation and By- laws, and other documents relating to the operation of the Corporation, either certified or otherwise proven to our satisfaction to be genuine, and we are generally familiar with its business affairs. Based upon the foregoing, it is our opinion that, when sold in accordance with the Corporation's Articles of Incorporation, By-laws and the terms contemplated by PEA No. 27, the Shares will be legally issued, fully paid and nonassessable by the Corporation.

     We hereby consent to the filing of this opinion in connection with PEA No. 27 being filed with the Securities and Exchange Commission.

                             Sincerely,

                             /s Stephanie A. Djinis
                                Stephanie A. Djinis